UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One) [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q
            [ ] Form N-SAR

               For Period Ended: March 31, 1996 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:
                               ------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
                               ------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 - REGISTRANT INFORMATION


Full Name of Registrant:     Global Telecommunication Solutions, Inc.

Former Name if Applicable:                           N/A

Address of Principal Executive Office (Street and Number):

         40 Elmont Road

City, State and Zip Code:  Elmont, New York 11003

PART II - RULES 12b - 25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[x]     (b)       The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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[ ]     (c)       The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

       Registrant has recently consummated a merger as reported on its most recent report on Form 8-K. Since the effective date of the merger (March 1, 1996), the Registrant has had to devote a substantial portion of its accounting and management resources to the integration of the operations of the acquired company into those of the Registrant. As a result, the Registrant has been delayed in preparing the necessary financial statements and information to be included in its report on form 10-QSB in a timely manner.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Maria Bruzzese             516                 326-1940
             (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [x] Yes    [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates reporting a loss of approximately $1,187,771 in the three months ended March 31, 1996, compared to a loss of approximately $687,054 for the three months ended March 31, 1995. The increase is largely attributable to increased expenditures in connection with the Registrant's continued expansion of its business.

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                       Global Telecommunication Solutions, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 15, 1996                      By:/s/ Maria Bruzzese
       -----------------                   --------------------
                                           Maria Bruzzese
                                           Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the


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signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See U.S.C. 1001).


                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


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